United States securities and exchange commission logo





                               June 9, 2023

       Howard Crosby
       Chief Executive Officer
       LGX Energy Corp.
       6 1/2 N. 2nd Ave., Suite 201
       Walla Walla, WA 99362

                                                        Re: LGX Energy Corp.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed June 5, 2023
                                                            File No. 024-12189

       Dear Howard Crosby:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2023 letter.

       Amendment No. 2 to Form 1-A filed June 5, 2023

       Business
       Drilling Activity, page 33

   1. We note that you removed the table previously disclosed under this heading in
                                                        Amendment No. 1
presenting the information relating to the number of gross and net productive and dry
development and exploratory wells drilled on an annual basis during each of the last two
fiscal years. Please revise your disclosure to include this information to comply with the
requirements in Item 1205 of Regulation S-K.
 Howard Crosby
FirstName  LastNameHoward Crosby
LGX Energy   Corp.
Comapany
June 9, 2023NameLGX Energy Corp.
June 9,
Page 2 2023 Page 2
FirstName LastName
Productive Wells, page 33

2. We have read your response to prior comment 2 but note you continue to disclose your net productive wells based on applying your net revenue interest percentage (66.274%), and not the working interest percentage (93.25%), to the corresponding gross value. Please revise your presentation to correct the figure relating to the number of net productive wells as of the year ended April 30, 2023. Refer to the requirements for the disclosure of productive wells in Item 1208(a) and the definition of a net well in
Item 1208(c)(2) of
         Regulation S-K. This comment also applies to the disclosure of the figures for the number
         of net wells drilled under the disclosure of your    Drilling
Activity.
Natural Gas and Oil Reserves
Reserve Estimates, page 34

3. We have read your response to prior comment 4 and note you revised the as of date for your reserves from March 31, 2023 to April 30, 2023. However, it appears that the estimates of proved producing reserves of 24,602 barrels of oil and the average 12-month first-day-of-the-month realized oil price of $70.00 per barrel previously disclosed as of
         March 31, 2023 have not been revised to give effect to the production that occurred between the periods or the oil price corresponding to the new effective date as of April 30,
         2023. Please revise your disclosure to correctly reflect the estimates as of the period ending April 30, 2023. For additional guidance, please refer to Instruction 1 to Item
         1202(a)(2) of Regulation S-K and Rule 4-10(a)(22)(v) of Regulation
S-X.
4. Please expand the table on page 34 presenting your proved reserves to include a line item
         for proved undeveloped reserves with a figure of    0    to be
consistent with your disclosure
         of the future net cash flows on page 35 and the discussion of your proved undeveloped reserves on page 36. Refer to the disclosure requirements in Items 1202(a)(1) and (a)(2) of
         Regulation S-K.
5. We have read your response to prior comment 5 but reissue our comment as we are unable to locate the expanded disclosure relating to your probable reserves and cash flows that includes cautionary language clarifying that your estimates have not been adjusted for uncertainty, and therefore may not be comparable and should not be summed with estimates of proved reserves. Refer to the requirements in Item 1202(a)(5) of Regulation
         S-K and to question 105.01 in the Compliance and Disclosure
Interpretations (   C&DIs   )
         regarding Oil and Gas Rules.
6. We have read your response to prior comment 6 but are unable to locate your expanded disclosure. We note the figures for your estimated net present value discounted at 10%
         (   PV-10   ) and the standardized measure are identical; however,
your discussion explains
         that these two measures differ only in that that the standardized measure reflects estimated future income taxes. Please expand your disclosure to clarify why the two figures are identical, e.g., you do not have an income tax obligation at April 30, 2023.
 Howard Crosby
LGX Energy Corp.
June 9, 2023
Page 3
7. We have read your response to prior comment 7 but reissue our comment as we are unable to locate your expanded disclosure stating your future cash flows include the costs to abandon your proved and probable properties. If your future cash flows do not include these costs, revise your estimates as necessary. Refer to FASB ASC 932-235-50-36.
Volume, Prices and Production Costs, page 34

8.       We note the discussion preceding the table on page 34 states    the
following table sets
         forth certain information regarding the gross production volumes. However, the line-item
         header in the table is shown as    Net Production.    Please revise
your disclosure to correct
         this inconsistency.
9. We note that you updated the figure for your net production from 5,703 barrels of oil for the period ending March 31, 2023 to 6,403 barrels of oil for the fiscal year ended April 30,
         2023; however, the average sales price of oil appears to remain unchanged from the
         $81.81 per barrel previously disclosed. Please revise your disclosure to present the average twelve-month sales price for the fiscal year ended April 30, 2023. Refer to the disclosure requirements in Item 1204(b)(1) of Regulation S-K.
10. We have read your response to prior comment 10 but reissue our comment as we are unable to locate your expanded disclosure of the average production cost, not including ad valorem and severance taxes, per unit of production for the twelve months ending April
         30, 2023. Refer to the requirements in Item 1204(b)(2) of Regulation
S-K.
Reserve Estimation Process, Controls and Technologies, page 35

11. We have read your response to prior comment 11 and note your revised disclosure removing the references to year-end reserve reports prepared by reserve engineering firms. However, it appears that you also removed the discussion of the internal controls used by your management in your reserves estimation effort. Please revise your discussion to comply with the disclosure requirements in Item 1202(a)(7) of Regulation S-K.
Notes to the Consolidated Financial Statements, page F-20

12. We have read your response to prior comment 14 but reissue our comment as we are unable to locate your disclosure revisions. Please revise your disclosure to include the information, as applicable, in FASB ASC 932-235-50-3 through 50-36 for the fiscal year ended April 30, 2022, to comply with Item 302(b) of Regulation S-K, applicable via Part
FirstName LastNameHoward Crosby
       1 Item 11(h) of Form S-1 and Parts II(a)(1)(ii) and F/S(c)(1) of Form 1-A. For additional
Comapany    NameLGX
       guidance,         Energy
                  refer to       Corp. of the presentation formats that may be
used to disclose
                           the examples
June 9,the required
        2023  Page 3information shown in FASB ASC 932-235-55-1.
FirstName LastName
 Howard Crosby
FirstName  LastNameHoward Crosby
LGX Energy   Corp.
Comapany
June 9, 2023NameLGX Energy Corp.
June 9,
Page 4 2023 Page 4
FirstName LastName
        You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or Brad Skinner,
Office Chief, at (202) 551-3489 if you have questions regarding engineering comments and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell
Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:      Thomas J. Beener, Esq.